Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

The following table sets forth Metabolix, Inc.’s ratio of earnings to fixed charges for the period indicated.

	Year ended December 31,
	2006	2007	2008	2009	2010

Net loss from continuing operations	$(16,062)	$(27,875)	$(36,005)	$(37,957)	$(38,803)
Fixed charges:
Interest expense	5	—	—	—	—
1/3 of rent expense	381	384	494	553	558

Total fixed charges	386	384	494	553	558

Net loss from continuing operations plus fixed charges	$(15,676)	$(27,491)	$(35,511)	$(37,404)	$(38,245)

Ratio of earnings to fixed charges (2)	—	—	—	—	—

(1)                            The ratio of earnings to fixed charges is defined as earnings divided by fixed charges.  For the purposes of this ratio, earnings is defined as net loss from continuing operations plus fixed charges.  Fixed charges are defined as the sum of interest expense and the component of rental expense that we believe to be representative of the interest factor for these amounts.

(2)                            For the years ended December 31, 2006, 2007, 2008, 2009 and 2010, earnings were insufficient to cover fixed charges by $16.1 million, $27.9 million, $36.0 million, $38.0 million and $38.8 million, respectively.